Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months Ended June 30,
	2015	2014
Earnings:	($ in millions)
Income from continuing operations before taxes	$83.3	$103.0
Add (deduct):
Earnings of non-consolidated affiliates	(0.8)	(0.9)
Amortization of capitalized interest	0.9	1.0
Capitalized interest	(0.2)	(0.1)
Fixed charges as described below	37.0	30.9
Total	$120.2	$133.9

Fixed charges:
Interest expensed and capitalized	$25.5	$19.4
Estimated interest factor in rent expense(1)	11.5	11.5
Total	$37.0	$30.9

Ratio of earnings to fixed charges	3.2	4.3

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.